Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Akibah Health Corporation
5410 Duesenberg Drive
San Jose, CA 95123
akibah.com

Up to $1,069,999.84 in Common Stock at $0.56
Minimum Target Amount: $9,999.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Akibah Health Corporation
Address: 5410 Duesenberg Drive, San Jose, CA 95123
State of Incorporation: DE
Date Incorporated: August 02, 2013

Terms:

Equity

Offering Minimum: $9,999.92 | 17,857 shares of Common Stock
Offering Maximum: $1,069,999.84 | 1,910,714 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.56
Minimum Investment Amount (per investor): $99.68

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks*

Early Bird Bonus

- Super Early Bird Bonus: 20% first 48 hours
- Early Bird Bonus: 10% next 5 Days

Volume

- Free Mobile Health Revolution T-Shirt / Swag: $1,000 Minimum
- Free three-month GluCase subscription: $5,000 Minimum
- Free six-month GluCase subscription: $10,000 Minimum
- Free one-year GluCase subscription: $15,000 Minimum

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Akibah Health Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $56. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Founded at Cornell University, Akibah Health is a Sprint and Techstars-backed company that harnesses the power of mobile health technology and data science to give people with diabetes a more on-the-go and analytics-based solution in managing their condition. We believe our smartphone add-on allows for greater convenience, healthcare compliance, and cost-savings that are not available with current glucose monitoring tools.

Akibah Health's flagship product, GluCase, is a smartphone case diabetes management system: seamlessly integrating an FDA-cleared glucose monitoring kit into a smartphone case eliminates the need for a person to carry bulky supplies, and in a premium version combines real-time coaching from certified diabetes educators. Patients and care teams can track near real-time glucose levels and the impact of activity, diet, and medications via a smartphone.

The company has been featured in a variety of publications including VentureBeat, Fast Company, Business Insider, Digital Trends, and CNET Japan. To date, Akibah Health has produced and shipped its first-generation GluCase system in partnership with the #1 selling case for smartphones and tablets, OtterBox; several hundred products were shipped to beta customers in 2018.

Competitors and Industry

There are multiple glucose meter systems in the market, including Contour Next, iHealth, and One Drop. However, according to our research, they all require the user to carry a meter, strips, and lancets separately. This is even true of some of the newer products that connect to a phone via extra connectors/cables further adding to the clutter and inconvenience of having to manage a chronic condition. These companies also fail to properly utilize the patient's data for improved outcomes via proactive coaching.

Currently, there are 422M people worldwide and 30M people in the U.S. who have diabetes. UnitedHealth Group predicts that over half of all American adults will become diabetic or pre-diabetic by 2020. We are initially targeting younger people with diabetes who are partially or non-compliant with regular monitoring.

Current Stage and Roadmap

To date, Akibah Health has produced and shipped its first-generation GluCase system in partnership with the #1 selling case for smartphones and tablets, OtterBox. Akibah Health is initially targeting endocrinology and primary care practices where most newly diagnosed individuals receive their glucose meters and visit every three months to review their blood sugar.

Patients pay a monthly subscription to receive a GluCase, monthly test strip supply of 50-100 strips, and access to a mobile app and dashboard for analytics-based coaching from care providers. Interested customers not affiliated with participating doctors' offices can order their GluCase subscription online.

By year four, our goal is to capture 2.5% of the diabetes management market in the U.S., Mexico, and India. Beyond diabetes management, the same solution can be used to measure and track at-risk heart disease patients by measuring monthly cholesterol levels.

We fulfilled our pre-order sales in 2018 from our Indiegogo campaign in 2016 (revenue received in 2016). The partnership with OtterBox is still active, we just need to raise more funds to actually produce more units to sell. We also didn't offer the monthly replenishment of the customers' test strip supply for the same reason.

After raising the funds, Akibah Health plans to produce more units and offer customers monthly replenishment of test strips.

The Team

Officers and Directors

Name: Fathi Abdelsalam

Fathi Abdelsalam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Responsible for creating, planning, implementing, and integrating the strategic direction of the company. The compensation to date has been largely equity-based with a salary offered intermittently (for example, $39,000 in 2017).

Other business experience in the past three years:

- **Employer:** TechTown Detroit
  Title: Entrepreneur in Residence
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Mentor tech entrepreneurs

Other business experience in the past three years:

- **Employer:** Swisscontact worldwide
  Title: Entrepreneur in Residence
  Dates of Service: March 01, 2018 - April 01, 2018
  Responsibilities: Advised local entrepreneurs, incubators, universities, and economic development officials in Southeast Europe.

Other business experience in the past three years:

- **Employer:** Parallel18
  Title: Entrepreneur in residence
  Dates of Service: August 16, 2016 - February 01, 2017
  Responsibilities: Worked with tech entrepreneurs and local agencies to help strengthen Puerto Rico's entrepreneurial ecosystem.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity securities in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational GluCase system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a

determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a beta product for our GluCase system. Delays or cost overruns in the development of our diabetes management system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Akibah Health Corporation was formed on 8/2/2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Akibah Health Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this Company, it's because you think that the GluCase system is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. We currently have two patents pending and are always looking to expand our portfolio through new submissions and pertinent acquisitions. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is

possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

FDA regulatory risk

We are currently partnered with AgaMatrix, a white labelled glucose meter that has received approval from the U.S. Food and Drug Administration. We may face regulatory challenges by the FDA in the event that the FDA withdrawal its approval of AgaMatrix's glucose meters or AgaMatrix's approval is affected by reasons beyond our control.

Design changes in popular phone models

Our product is integrated within smartphone cases and depends largely on manufacturers' expertise in smartphone case designs and trends. We plan to target the most popular iPhone and Samsung models that currently dominate the market, but given the unpredictable trend in popular smartphone models, consumers may prefer new smartphone designs, models or brands that may not be compatible with our current product. Such a change in the consumer market could affect our sales and costs and require additional research and development.

Medical insurance reimbursement

We anticipate that insurance companies will include Self-Blood Glucose Monitoring (SBGM) devices and related disposable supplies in their medical policies and reimburse policy holders for such costs. However, insurance companies may not adopt such policy and consumers may have to continue to purchase our product without insurance reimbursement.

Developments in Non-invasive Glucose Measuring Technologies and Continuous glucose monitoring devices (CGMs)

There are currently non-invasive Measuring Technology based monitoring devices on the market and consumers may prefer those devices in the future if such devices are developed to measure and display glucose levels. A change in consumer preference may affect our sales and growth.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Fathi Abdelsalam	7,025,757	Common Stock	66.04

The Company's Securities

The Company has authorized Common Stock, Sprint Corporation Convertible Note, SAFE (Jumpstart Foundry), SAFE (Seamless Accelerator), and SAFE (Angels). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,910,714 of Common Stock.

Common Stock

The amount of security authorized is 15,638,298 with a total of 10,638,298 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount of 10,638,298 shares of common stock outstanding includes reserved stock options in the amount of 4,907,437 shares.

The company also hase unexercised warrants for 224,262 shares of common stock exercisable at $0.01 per share and a warrants for 4,545 shares of common stock exercisable at $0.33 per share.

Sprint Corporation Convertible Note

The security will convert into Common stock and the terms of the Sprint Corporation Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 26, 2016
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Financing Event of at least $250k

Material Rights

The maturity date of the security was verbally extended indefinitely until we raise a qualified financing, but we have not received anything in writing from Sprint.

SAFE (Jumpstart Foundry)

The security will convert into Preferred stock and the terms of the SAFE (Jumpstart Foundry) are outlined below:

Amount outstanding: $150,000.00
Maturity Date: May 10, 2016
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: An equity financing of preferred stocks at a pre-money valuation of at least $1million.

Material Rights

In the event of a liquidation, the SAFE holder can either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive a number of Common Stock equal the purchase amount divided by the Liquidity Price.

In the event of a dissolution, the company will pay the SAFE holder an amount equal to the purchase amount.

SAFE (Seamless Accelerator)

The security will convert into Preferred stock and the terms of the SAFE (Seamless Accelerator) are outlined below:

Amount outstanding: $20,000.00
Maturity Date: September 12, 2016
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: An equity financing event where the company issues and sells preferred stock at a fixed pre-money valuation.

Material Rights

In the event of a liquidation, the SAFE holder can either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive a number of Common Stock equal the purchase amount divided by the Liquidity Price.

In the event of a dissolution, the company will pay the SAFE holder an amount equal to the purchase amount.

SAFE (Angels)

The security will convert into Safe preferred stock and the terms of the SAFE (Angels)

are outlined below:

Amount outstanding: $83,500.00
Maturity Date: March 01, 2017
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: An equity financing event where the company issues and sells preferred stock at a fixed pre-money valuation.

Material Rights

In the event of a liquidation, the SAFE holder can either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive a number of Common Stock equal the purchase amount divided by the Liquidity Price.

In the event of a dissolution, the company will pay the SAFE holder an amount equal to the purchase amount.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Techstars Dilution

Investors should know that the Company's Stock Purchase Agreement with Techstars includes an anti-dilution provision for the benefit of Techstars. Under the agreement, the company will issue additional shares of common stock (at no cost) to Techstars for Techstars to maintain its 6% ownership of the Company, calculated on a fully diluted basis. The Company's obligation to issue additional shares only ceases immediately prior to a bona fide equity financing round. A bona fide equity financing round is defined as an equity raise where investors that are not related to or affiliated with the Company's founders invest in the Company in an amount of no less than $250,000. To further clarify, if the Company issues additional common stock for less than $250,000 in this campaign, Techstars is entitled to the benefits of the anti-dilution protection.

General Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that

you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Funds were primarily spent on the development of the first generation of the GluCase system, as well as legal costs due to intellectual property filings, and overhead expenses such as payroll, taxes, and marketing and travel expenses for fundraising activities.
  Date: May 10, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $20,000.00
  Use of proceeds: Funds were primarily spent on the development of the first generation of the GluCase system, as well as legal costs due to intellectual property filings, and overhead expenses such as payroll, taxes, and marketing and travel expenses for fundraising activities.

Date: September 12, 2016
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $83,500.00
  Use of proceeds: The purchasing of supplies and contract labor in order to produce and ship the first generation GluCase system to our beta customers. Other expenses included legal, travel, and taxes.
  Date: December 22, 2017
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Warrant (Seamless Accelerator)
  Final amount sold: $0.00
  Use of proceeds: There was no cash exchanged for the warrants. They were part of the acceleration agreements. Funds were primarily spent on the development of the first generation of the GluCase system, as well as legal costs due to intellectual property filings, and overhead expenses such as payroll, taxes, and marketing and travel expenses for fundraising activities.
  Date: September 12, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Warrant (CFS)
  Final amount sold: $3,755.00
  Use of proceeds: The purchasing of supplies and contract labor in order to produce and ship the first generation GluCase system to our beta customers. Other expenses included legal, travel, and taxes.
  Date: October 16, 2017
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Akibah Health raised its seed round in view of enacting the initial product and business development plans, which focused on developing the team and beta GluCase system, securing commercialization partners, intellectual property, marketing, and fulfilling the initial pre-orders sales to beta customers in 2018.

In view of the change in accounts payable, since its inception, the company has retained legal counsel to assist with the preparation of documentation associated with equity offerings, ownership and protection of intellectual property. Due to the Company being a developing-stage entity the law firm in Palo Alto, CA, (WilmerHale) that provided legal counsel has agreed to withhold collection on the outstanding debt until the company becomes a profitable entity. During 2018, the company contracted with a third party to manufacture the plastic housing of the GluCase device. This contract resulted in an increase in accounts payable. The total amount due for 2018 and 2017 is $36,685 and $13,685 respectively.

Regarding the changes in operational costs from 2017 to 2018, 2018 saw an uptick in the supplies expense (from $0 to $11k) due to the purchase of embedded white-labeled glucose monitoring equipment (via partner, AgaMatrix) and OtterBox uniVERSE cases for the fulfillment of the 2018 GluCase beta shipment. The payroll expense for management was respectively lower in 2018 due to budget constraints and reallocation. Additionally, the higher respective advertising cost in 2017 was due in large part to the marketing and launch of the company's fundraising campaign under a 506(c) exemption.

Historical results and cash flows:

The historical results and cash flows of 2017 through 2019 are not representative of the projected future revenues as the company to date has been operating in a pre-revenue state with the exception of the pre-order sales of 2016. The plan—based on the current fundraising round—is to scale the product and service via the commercial launch of the first and second generations of the GluCase system.

As previously alluded to, previous years have been focused on enacting the initial product and business development plans, including developing the team and beta GluCase system, securing commercialization partners, intellectual property, marketing, and fulfilling the initial pre-orders sales to beta customers in 2018.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $5,000 cash available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, the funds of this campaign are critical to our company's operations. We are also actively pitching to venture captial firms and angel investors with several soft-circled interests. The company can be bootstrapped indefinitely, but until the company raises additional funds it cannot develop the next generation of the product nor perform marketing and sales activities.

The company can be bootstrapped without having to face closure as the current operating costs are low while no units are in production, and most employees are being compensated via equity. The newly raised funds will allow us to fully develop the next generation of products and also perform marketing and sales activities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign as well as the Series A funds we are actively pursuing from other investors are necessary to the viability of the company. Ideally, we're aiming for a $3 million round, so the maximum CF raise would represent one-third of the total.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum investment of 9999.15 will simply allow the company to pay some basic operational and overhead costs over the course of four months (e.g., salary, fees, travel, tax, patent filings, etc.).

The company can be bootstrapped without having to face closure as the current costs are low while not in production, and most employees are being compensated via equity. The newly raised funds will allow us to fully develop the next generation of products and also perform marketing and sales activities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company successfully raise the maximun funding, we will be able to operate for fourteen months with scaled production.

Akibah Health's operational plan & budget for the next twelve months are listed in milestones by tranche and the details are as follow:

First Tranche (3 Months): Estimated Cost $580K

1.Meter and Strip Development & Second-run Production (AgaMatrix) - $300K (Subset Total)

a.2,500 Meters x $30/unit = $75K

b.2,500 Users x (50 strips/month x 12 months x $0.15/strip) = $225K

2.Software/Coaching Licensing (Welkin Health | AgaMatrix) - $100K

3.Pilot - $40Ka.Pilot - $40K (Stanford University / Beaumont Health)

4.Salary/Engineering Expenses – $75K (Subset Total)

a.CEO - $28K

b.CTO - $25K

c.Business Development/Sales - $22K

5.Accounts Payable / Debt - $65K (Subset Total)

a.WilmerHale - $14K

b.Manufacturing - $23K

c.Reimbursement - $28K

Second Tranche (3 Months): Estimated Cost $175K

1.Marketing Campaign - $100K

2.Salary/Engineering Expenses – $75K (Subset Total)

a.CEO - $28K

b.CTO - $25K

c.Business Development/Sales - $22K

Third Tranche (3 Months): Estimated Cost $175K

1.Marketing Campaign - $100K

2.Salary/Engineering Expenses – $75K (Subset Total)

a.CEO - $28K

b.CTO - $25K

c.Business Development/Sales - $22K

Fourth Tranche (3 Months): Estimated Cost $75K

1.Salary/Engineering Expenses – $75K (Subset Total)

a.CEO - $28K

b.CTO - $25K

c.Business Development/Sales - $22K

TOTAL: $1.05M

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are currently no confirmed future sources of capital,but we are actively pitching to venture capital firms and angel investors with several soft-circled interests.

Indebtedness

- **Creditor:** Sprint Corporation Convertible Note
  Amount Owed: $134,617.00
  Interest Rate: 6.0%
  Maturity Date: February 26, 2016
  Although the note has matured, Sprint has orally agreed to convert only upon a qualified financing round of at least $250,000. The price for conversion will be a 80% discount rate or a 3 million valuation cap.

- **Creditor:** Wilmer Hale Law firm + Manufacturing Vendor
  Amount Owed: $36,685.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,957,446.88

Valuation Details:

- This is based on several things. Firstly, "for Techstars, the going rate for post-demo day valuations usually starts from $3M, and can be ~$6M+ for the top companies within each batch." - https://www.codementor.io/startups/tutorial/y-combinator-vs-techstars-alum-comparison

We completed Techstars 5 years ago and have added much value since, including:

Recruited former chairman of the American Diabetes Association, Larry Ellingson

Placed second out of 1,800 international startups in Start-Up Chile's global competition

Garnered hundreds of pre-order sales via Indiegogo

Secured partnership with Stanford University Medicine X

Attracted thousands of followers on Twitter and Facebook

Established OtterBox commercial partnership: #1 Case in North America

Established partnership with FDA-cleared meter and test strip supplier, AgaMatrix

Conducted a focus group at the Priority Health HQ, one of Michigan's largest payers

$500k seed round raised [2017]

Earned a 100% pass on all OtterBox quality assurance tests [2018]

Key intellectual property registered [2018]

First-run production shipped to beta customers [2018]

Established two clinical pilots in the U.S and Canada [2018]

Ranked one of the top ten thousand companies and startups in Silicon Valley by Crunchbase [2019]

Negotiating a partnership with Beaumont Health, Michigan's largest healthcare provider [2019]

Use of Proceeds

If we raise the Target Offering Amount of $9,999.92 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  53.5%
  Operating expenses including such things as payroll, employee benefits, transportation and travel, rent, repairs, and taxes.

- *Research & Development*
  43.0%
  The costs incurred in a planned search for new knowledge and in translating such knowledge into new products or processes, including the servicing of intellectual property prosecution.

If we raise the over allotment amount of $1,069,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  25.0%
  Operating expenses including such things as payroll, sales commissions, employee benefits, transportation and travel, rent, repairs, and taxes.

- *Research & Development*
  13.5%
  The costs incurred in a planned search for new knowledge and in translating such knowledge into new products or processes, including the servicing of intellectual property prosecution.

- *Marketing*
  18.0%
  The costs incurred to present Akibah Health's goods and services to prospective customers using traditional and digital advertising.

- *Manufacturing & Production*
  40.0%
  The production and manufacturing costs of the GluCase system and units.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at akibah.com (akibah.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/akibah-health

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Akibah Health Corporation

[See attached]

Independent Accountant's Review Report

Fathi Abedelsalam, CEO

I have reviewed the accompanying financial statements of Akibah Health, INC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dale Grant, CPA Ashton BC, PLLC
Southfield, MI
Nov 29, 2019

Dale Grant, CPA

Akibah Health, INC
December 31, 2018 and 2017

Prepared by
Dale Grant, CPA
Ashton BC, PLLC

Akibah Health, INC

Balance Sheet

	As of December 31,	
	2018	**2017**
Assets	117	23,605
Operating Cash	-	-
Patents Pending and Trademarks	21,414	17,906
Total Assets	$ 21,531	$ 40,701
Liabilities		
Accounts Payable	36,685	13,685
Notes Payable	100,000	100,000
Accrued Interest	29,083	15,663
Total Liabilities	165,768	129,348
Equity		
Shareholder Equity Common Stock (5,730,861 shares at $.0001 per share, 2018 and 2017 respectively) and SAFE's	274,073	274,073
Shareholder Equity Warrants (220,507 shares at $.01/ per share and 4,545 at $.33 per share, 2018 and 2017 respectively)	3,705	3,705
Contibuted Capital	3,484	4,271
Retained Earnings	(425,499)	(370,696)
Total Equity	(144,237)	(88,647)
Total Liabilities and Equity	$ 21,531	$ 40,701

Akibah Health, INC

Income Statement

	Year Ended December 31,		
	2018		**2017**
REVENUES			
Sales	-		-
Total revenues	$ -		$ -
OPERATING EXPENSES			
Payroll- Management	1,794		39,025
Contract Labor	5,225		-
Advertising & Markeitng	466		6,426
Insurance and Employee Benefits	276		1,684
Meals and Entertainment	402		254
Office Expense			3,595
Rent	6,211		2,900
Supplies	11,865		-
Travel	5,631		3,650
Depreciation Expense			195
Bank Fees and Charges	229		18
Interest Expense			4,666
Professional and Legal Expenses	11,414		7,736
Taxes and Licenses	5,378		10,095
Postage			17
Printing			-
Software Subscriptions			314
Telephone	945		1,357
Website	326		1,628
Consulting			2,858
Income Tax Expense			-
Total Operating Expense	54,805		86,418
Net Loss From Operations	(54,805)		$ (86,418)
Earnings Per Share	$ (0.02)		$ (0.02)

Akibah Health, INC

STATEMENT OF STOCKHOLDERS EQUITY

	Common Stock	Equity Warrants	Owner Capital Contribution	Retained Earnings	Total Stockholders Equity
Balance 12/31/ 16	$ 190,573	2,205	7,248	$ (248,278)	(84,252)
Issued Shares	$ 83,500	1,500			85,000
Owner Investment			(2,977)		(2,977)
Net Income				(86,418)	(86,418)
Balance on 12/31/17	$ 274,073	3,705	4,271	$ (370,696)	(88,647)
Issued Shares	$				
Owner Investment			(785)		(785)
Net Income				(54,805)	(54,805)
Balance on 12/31/18	$ 274,073	3,705	3,486	$ (425,501)	(144,237)

Akibah Health, INC

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,	
	2018	**2017**
Cash Flows from Operating Activities		
Net Loss	$ (54,805)	$ (86,418)
Accounts Payable	23,000	2,466
Accruals	13,420	4,666
Net Cash Flows from Operations	(18,385)	(79,286)
Cash Flows from Investing Activities		
Change in Patents Pending	(4,318)	(3,256)
Net Cash Flows from Investing Activities	(4,318)	(3,256)
Cash Flows from Financing Activities		
Change in SAFE's		83,500
Change in Equity Warrants		1,500
Change in Related Party Loans		(9,000)
Change in Owner Contributions	(785)	(2,977)
Net Cash Flows from Financing Activities	(785)	73,023
Cash at Beginning of the Period	23,605	33,124
Net Increase/(Decrease) in Cash	(23,488)	(9,519)
Cash at the End of Period	$ 117	$ 23,605

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Akibah Health, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company is developing a novel system for monitoring and managing diabetes using a smartphone case. Akibah Health harnesses the power of mobile health technology and data science to give people the knowledge and recommended actions to live longer and healthier lives. The flagship product, GluCase, is a smartphone case diabetes management system that eliminates the need for a person to carry bulky supplies while also offering real-time, data-driven coaching.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP). The Company is a development stage entity and follows the accounting and reporting guidance in the Financial Accounting Standards Board's Accounting Standards Codification Topic 915, Development Stage Entities.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. We believe that the accounting estimates employed are appropriate and resulting balances are reasonable; however, due to inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations.

Going Concern

The continuation of the Company as a Going Concern is dependent upon the Company's ability to raise capital during the following 12 months.

Advertising Cost

The company follows the matching principle and adverting cost are expensed in the period incurred. For 2018 and 2017 advertising expense was $466 and $6,426 respectively.

NOTE 3 – PATENTS

The Company maintains two pending patents on its' flagship product, GluCase, and two registered trademarks. The Company uses the Economic Analysis Method, Cost Approach to value the intellectual property. In 2018 and 2017 the value was $17,096 and $21,414 respectively."

NOTE 4 – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018 and 2017 which resulted in a loss carryforward in the amount of $54,602 and $75,488 respectively and total prior loss carryforward of $299,579. The net operating loss carryforward expires in the 2038 and 2037 tax year, respectively. The Company's 2018 and 2017 federal tax filings will be subject to review by the IRS until 2024 and 2023, respectively. The Company is subject to Franchise Tax requirements in both the State of Delaware and the State of California. The corporate tax rate for 2018 and 2017 is 15%, in both years the Company recorded loss and did not incur a tax liability.

NOTE 5 – ACCOUNTS PAYABLE

Since its inception the Company has retained Legal Counsel to assist with the preparation of documentation associated with Equity offerings, Ownership and protection of intellectual property. Due to the Company being a developing stage entity the Law Firm that provided legal counsel has agreed to withhold collection on the outstanding debt until the Company becomes a profitable entity. During the year the Company contracted with a third party to manufacture the plastic housing of the device. This contract resulted in an increase in accounts payable. The total amount due for 2018 and 2017 is $36,685 and $13,685 respectively.

Additionally, there is a conditional $27,500 payment to a former co-founder as a severance payment due upon the completion of a qualified financing event of at least $250,000. The Company does not recognize the account payable due to the uncertainty of indebtedness within 12 months.

NOTE- 6 DEBT

Note Payable

In February of 2014 the Company entered into a Convertible Promissory Note Purchase Agreement with Sprint eWireless, Inc. The Note Payable is $100,000 with 6% interest per annum further, the note has an option to convert to shares of equity in accordance with the agreed upon terms of the agreement. As of the date of this report Sprint eWireless has agreed not to call or convert the loan but rather to extend the repayment period until the Company becomes profitable. See Notes 7 – Convertible Securities.

Long Term Debt

The Company has long term debt in the form of a Convertible Note. Please see Note 8- Convertible Notes regarding the terms of the convertible note.

5-year Borrowings

	2018	2017	2016	2015	2014
Sprint Convertible Note	115,260	$113,218	$110,997	$105,764	$-

NOTE 7 – Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and debt. ASC Topic 820, *"Fair Value Measurements and Disclosures,"* requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy under which these assets and liabilities must be grouped, based on significant levels of observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumption. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair value hierarchy:

Level 1—Quoted unadjusted prices for identical instruments in active markets;

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

We utilize fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The following methods and assumptions were used in order to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Long Term Debt

The fair value of long-term debt (excluding the secured borrowing) is based on the estimates of management and on rates currently quoted, rates currently prevailing for comparable loans, and instruments of comparable maturities (Level 2). Refer to Note 6, Debt.

NOTE 8 – EQUITY

Common Stock

The Company is authorized to issue 10,638,298 shares of Common Stock.

As of December 31, 2018, 5,730,861 shares of Common Stock were issued and outstanding. Of this amount, approximately 5,092,563 shares are held by the Company's original two co-founders, one of whom is still active in the daily management of the Company and holds the majority at 3,000,000 shares. The accelerator Techstars (PBTS Holdings LLC) holds the remaining 638,298 shares.

The Company's Board of Directors has reserved 4,907,437 shares of Common Stock for issuance pursuant to the exercise of options to purchase common stock. As of December 31, 2018, options to purchase 4,907,437 shares of Common Stock, with exercise prices equal to $0.0001 per share, are outstanding. As of December 31, 2018 the Company has $4,907,437 options available on outstanding shares, of those shares $0 were issued upon conversion during the 2018 and 2017 calendar year.

SAFEs

Additional paid-in capital in the form of multiple SAFEs (Simple agreement for future equity) totaled approximately $253,500 as of December 31, 2018, but $50,000 of said figure was via in-kind services; the cash total of SAFEs is $203,500. The balance at December 31, 2018 is comprised of $150,000 in funding ($100,000 in cash and $50,000 in in-kind services) provided by Jumpstart 2016, LLC representing seven and one half percent (7.5%) of the fully diluted equity capitalization of the Company after the completion of the next equity financing; $20,000 provided by Seamless Accelerator Venture Capital Fund, LLC at an 80% discount rate, and $83,500 provided by fourteen angel investors also at an 80% discount rate applied upon the completion of the next equity financing.

Warrants

Seamless Accelerator Venture Capital Fund, LLC, is entitled, in the form of a warrant, to subscribe for and purchase from the Company 220,507 shares of the Company's common stock at an exercise price of $0.01 per Common Share. Crowdfunder Financial Services Inc. is entitled, in the form of a warrant, to subscribe for and purchase from the Company 4,545 shares of the Company's common stock at an exercise price of $0.33 per Common Share.

Convertible Securities

The Company has contingently convertible securities in the form of a Note Payable, outstanding principal $100,000 and accrued interest for 2018 and 2017, $19,083 and $15,663 respectively. The Note has a term of 108 months and an interest rate of 6%. The value of the convertible security is based on the outstanding principal and interest of the note at the time of conversion. The note converts in the event of a sale of equity securities of $250,000 or more. The outstanding balance of principal and interest converts in whole without any further action from the holder. The conversion price would be equal to the lesser of 80% of the per share price paid by investors or $0.52 per share as calculated based on the terms of the agreement, 249,871 shares.

NOTE 11 – CONCENTRATIONS OF RISK

Financial Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Funding Risk

The Company is a development stage entity and requires additional funding to continue operations.

Market Risk

The Company is a new entrant into the market and there is risk that the product or company is not successful in the marketplace.

NOTE 12 – PENDING LITIGATION

We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board *Accounting Standards Codification* 450.

NOTE 13 – SUBSEQUENT EVENTS

The Company noted no subsequent events that will impact the Company as a Going Concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Akibah Health

The world's first OtterBox-enabled, smartphone case glucometer!





⊘ **Website**   📍 San Jose, CA   **HEALTH TECH**

GluCase is an all-in-one diabetes management system that seamlessly integrates a glucose monitoring kit and Bluetooth module in a smartphone case. With a monthly subscription, customers receive a GluCase, a monthly test strip supply, and access to a mobile app that provides tips on how to augment their behavior and better manage their condition via predictive analytics.

$61,163 raised ⓘ

65 Investors	**2** Days Left
$0.56 Price per Share	**$5.96M** Valuation
Equity Offering Type	**$99.68** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates³   Comments   🤍 Follow

Reasons to Invest

- 1 of 2 American adults will be diabetic or pre-diabetic in the coming years (UnitedHealth Group)

- The founding team is made up of Cornell grads with deep experience in engineering, intellectual property, and strategic management. Advisor and strategist Larry Ellingson is a former chairman of the American Diabetes Association and leader of global diabetes at Eli Lilly and Company

- Techstars-backed, Sprint Corporation-funded, and commercially partnered with the #1 selling smartphone case brand in North America — OtterBox. Akibah Health has produced and shipped its first-generation GluCase system to

Bonus Rewards

Get rewarded for investing more into Akibah Health

$99+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary

customers throughout the United States

The world's first OtterBox-enabled, smartphone case glucometer!

OUR STORY

Founded by individuals with personal ties to the diabetes community

Development of the GluCase began in a dorm room at Cornell University in response to our self-imposed challenge to drastically improve the lives of our friends and family living with diabetes. After speaking with countless individuals living with Type 1 and Type 2 diabetes, we knew that one way to accomplish our goal would be to simplify the form factor of a traditional, bulky, and burdensome glucose meter kit by integrating it with everyone's most prized and connected possession — the smartphone.



section below.

$1,000+
Investment
$1,000 Minimum
Free Mobile Health Revolution T-Sl
Swag

$5,000+
Investment
$5,000 Minimum
Free three-month GluCase subscri

$10,000+
Investment
$10,000 Minimum
Free six-month GluCase subscripti

$15,000+
Investment
$15,000 Minimum
Free one-year GluCase subscriptio
$15,000 Minimum

THE PROBLEM

30M Americans suffer from diabetes and are tied to cumbersome, inconvenient treatment solutions

UnitedHealth Group predicts that over half of all American adults will become diabetic or pre-diabetic by 2020. In our experience, existing diabetic monitoring devices are inconvenient, bulky, and unintuitive. Additionally, we believe the data collected around their condition is not being utilized for insights to improve their health.


A SNAPSHOT
DIABETES
IN THE UNITED STATES
DIABETES
30.3
MILLION
30.3 million people have diabetes
That's about 1 out of every 10 people
1 OUT OF 4
don't know they have diabetes

THE SOLUTION

An all-in-one monitoring system and preventative care - in a smartphone case

Akibah Health's flagship product, GluCase, empowers people with diabetes to live their lives untethered from bulky meters, cables, and testing supplies. GluCase seamlessly integrates the glucose monitoring kit with a Bluetooth module—**all built into the smartphone case**. Users can view glucose readings in the context of other actionable information (activity, diet, and medications) and receive real-time coaching from their care team via a mobile app, enabling the delivery of faster and better preventative care.





THE MARKET

Globally, 422M live with diabetes

We are initially targeting younger people with diabetes who are partially or non-compliant with regular monitoring to adopt GluCase.

- The national cost of diabetes in the U.S. in 2012 was more than $245 billion (CDC)
- 15% of total medical expenditures are spent on anti-diabetic agents and diabetes supplies (ADA)
- 1 out of 3 adults has prediabetes in the U.S. (CDC)



The Unrelenting March Of Diabetes
% prevalence and number of adults with diabetes by WHO region in 1980 and 2014*
1980
2014
Region of the Americas
5.0%
8.3%
18m
62m
European Region
5.3%
7.3%
33m
64m
Eastern Mediter-ranean Region


Western
Pacific Region
13.7%
5.9%
6m 43m
8.4%
4.4%
29m 131m
South-East
Asia Region
Total
4.7% 8.5%
108m 422m
African
Region
3.1% 7.1%
4m 25m
4.1% 8.6%
17m 96m
@StatistaCharts
* Millions of people and % of total regional population
Source: World Health Organization
statista

OUR TRACTION

Strategic partnerships with a top healthcare provider and the #1 selling smartphone case brand in North America

We've raised $500K via a Techstars-backed Seed Round, built relationships with key players, and partnered with the #1 selling smartphone case brand in North America.


GluCase
Built for
OTTERBOX
uniVERSE

And we are more than just an idea:

- **Sales:** We have fulfilled hundreds of pre-order sales in 2018 via the first-run

production of the beta GluCase system - **through $50K+ on Indiegogo**

- **Strategic Partners:** We currently have pilots with clinics in the U.S. and Canada and are finalizing a pilot with the top healthcare provider in Michigan, Beaumont Health.
- **Trend Integration:** We've secured a commercialization partnership with OtterBox, the #1 selling smartphone case in North America.



Winning amazing awards and joining incredible accelerators

   

Our fans already love us


Chris Harris @phog_harris · Jun 12
Felt a lot of urgency during @TeamAkibaH demo. My friends and family need this ASAP. Great idea and execution. Huge market. #tsdemoday


Seth Kakuske @skakuske · Jun 12
Sooo @TeamAkibaH kind of just blew my mind. #tsdemoday @SprintAccel Wow.


Karen Douglas @talktokld · Jun 12
#akibah is simply brilliant! Have family who would use this today! Brilliant...just brilliant! #tsdemoday

And so does the press!

"So long as you have the case, you no longer have to worry about clunky meters and cables, test supply packs, or log books."
— Digital Trends



"If you get the case, you still have to draw blood, but now you don't have to take up valuable briefcase real-estate with a bulky kit."
— Yahoo Lifestyle UK



"In fact, the device combines with your wearables and other smart devices to give you a better picture of your health."
— Cool Wearable



WHAT WE DO

Simplifying diabetes management with GluCase, your convenient smartphone case diabetes-care system

GluCase's easy smartphone case solution offers real-time, life-saving coaching, and eliminates the need to carry bulky supplies. Patients will pay a monthly subscription to receive a GluCase monitoring device, and they'll get monthly test strip supplies delivered to their doorstep. **They'll quickly and easily be able to access their mobile app and dashboard - making monitoring diabetes easy.**




180
172.5

THE BUSINESS MODEL

The ease of a monthly subscription

Akibah Health will initially target endocrinology and primary care practices where most newly diagnosed individuals receive their glucose meters and visit every three months to review their blood sugar, but GluCase subscriptions will also be offered online. Within their monthly subscription ($29), patients will receive a GluCase, monthly test strip supply of 50-100 strips, and access to the mobile app and dashboard - for additional coaching features, they can sign up for the premium subscription ($59) and receive personalized coaching.



HOW WE ARE DIFFERENT

The first all-in-one diabetes solution built

into a smartphone case

Akibah Health's technology is giving individuals with diabetes their first chance at living a life truly untethered. Our search shows, while other companies have tried to bridge the gap between the bulky carrying case and the phone, they still require the individual to carry their testing supplies, universal transfer cables, and/or dongles that attach to the phone - not GluCase. **Plus, GluCase correlates changes in glucose levels with information on lifestyle choices - giving individuals tips on how to augment their behavior and better manage their condition via predictive analytics.**

	Physical Dashboard	Real-time Communication	Wireless	Discreet	No pouch or dongle required
GluCase by Akibah	✓	✓	✓	✓	✓
ONE DROP	✓	✓	✓		
iHealth	✓		✓		
glooko	✓	✓	✓		

THE VISION

Expanding GluCase to treat patients with heart disease

In just four years, we hope to capture 2.5% of the diabetes management market in the U.S., Mexico, and India. And **GluCase also offers more ability to grow. Beyond diabetes management**, the GluCase solution can be used to measure and track at-risk heart disease patients by measuring monthly cholesterol levels - an even larger market, in need.




124

OUR TEAM

A group with a personal tie to the cause

The team met at Cornell University while completing their studies; they committed themselves to finding a way to improve the lives of people with diabetes after losing several of their loved ones to the condition and watching many others struggle with its complications. They have deep experience in engineering, finance, intellectual property, and the commercialization of health-tech innovations. The Advisory Board is comprised of individuals from top Medical Boards, and are experienced in handling leading health solutions.


Sprint

WHY INVEST

We believe investing in Akibah Health positively impacts people's lives while

positively impacts people's lives while targeting a large and growing global market

We are backed by one of the top accelerators in the world, Techstars - an organization that only accepts *1% of applicants.* GluCase has been through multiple, robust quality control tests in view of product development, design for manufacturability, and final product readiness. Hundreds of customers have been surveyed to perfectly tailor GluCase to their needs. Our strategic partnerships are in place and we've already fulfilled our GluCase pre-order sales to our beta customers - we're ready to go. Join Akibah health in changing lives.

Over thirty million people in the U.S. suffer from diabetes, making the disease a **top-ten leading cause of death** according to the CDC. GluCase can help save lives and, in the future, GluCase's technology can also be implemented to help individuals with heart disease, the global leading cause of death.



Meet Our Team



Fathi Abdelsalam

Founder and CEO

Fathi founded Akibah Health while finishing his graduate studies at Cornell University. The team committed itself to finding a way to improve the lives of people with diabetes after losing several of their loved ones to the condition and watching many others struggle with its complications.

Prior to Akibah Health, he served as a senior patent examiner at the U.S. Patent and Trademark Office where he was immersed in the latest software and high-tech inventions pertaining to new ways of doing business (clients included Microsoft, IBM, Oracle, SAP, Accenture, et al.).

He holds a Master of Public Administration degree with a focus on entrepreneurship and economic development, and dual Bachelor of Science degrees in industrial engineering and economics.

He works full time with Akibah Health. As an entrepreneur-in-residence at TechTown, he gives other entrepreneurs advice and mentorship as needed. In his spare time, he loves to travel and learn about other peoples and cultures.





Larry Ellingson

Strategist

Larry Ellingson is the former Chairman of the American Diabetes Association. He retired from Eli Lilly and Company in 2001 after having been involved



Paul Chang

Lead Engineer, Part-time

Paul received an M.Eng. in systems engineering and a B.S. in mechanical engineering from Cornell University. Prior to joining Akibah Health, he was



Haroon Latif

Head of Business Development, Part-time

Prior to joining Akibah Health, Haroon was a strategy consultant at L.E.K. Consulting in Boston, where he managed

2007 after having been involved as a leader of global diabetes for Lilly for more than half of his career.

He has held several other positions at Lilly including Director of Pharmaceutical New Product Planning for gastrointestinal, skeletal, endocrine, and infectious diseases. He was honored by being the first and only non–scientist to receive Eli Lilly's President's Award and the Lilly Research Award for contributions to diabetes research.

Larry continues to remain active with committee work and board positions for a multitude of organizations. Among them are NDSU, Research Park, International Diabetes Federation, Academy of Nutrition and Dietetics, Nurse Practitioners Healthcare Foundation, and the ADA.



joining Akibah Health, he was the founder of Engineering World Health, a biomedical project team dedicated to developing low-cost medical devices.

He is also the Co-Founder of the Cornell Rapid Prototyping Laboratory, where he provided 3D printing and rapid prototyping services for student projects. Additionally, he has developed solutions in several award-winning consumer product design projects, including Young Innovators in the Science, Play and Research Kit (SPARK) Competition.

He has been involved with several organizations around the world, including MEDLIFE in Peru, Project Peanut Butter in Malawi, Okutoeru Consulting in Japan, and Giant Bicycle and TSMC in Taiwan.



eleven commercial due diligence and strategy cases across various sectors, including retail, consumer, and healthcare.

Haroon started his career at PricewaterhouseCoopers in London providing financial due diligence support to private equity firms. He has also worked with venture capital advisory firms in London and New York, helping multiple startups prepare for venture funding, and assisting numerous corporate clients in launching new ventures.

Haroon has an MBA with Distinction from Cornell University and a master's in economics from the London School of Economics. He earned his BA in economics from the University of Manchester and is also a UK-qualified Chartered Accountant.



Offering Summary

Company : Akibah Health Corporation

Corporate Address : 5410 Duesenberg Drive, San Jose, CA 95123

Offering Minimum : $9,999.92

Offering Maximum : $1,069,999.84

Minimum Investment Amount (per investor) : $99.68

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 17,857

Maximum Number of Shares Offered : 1,910,714

Price per Share : $0.56

Pre-Money Valuation : $5,957,446.88

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks*

Early Bird Bonus

- Super Early Bird Bonus: 20% first 48 hours
- Early Bird Bonus: 10% next 5 Days

Volume

- Free Mobile Health Revolution T-Shirt / Swag: $1,000 Minimum
- Free three-month GluCase subscription: $5,000 Minimum
- Free six-month GluCase subscription: $10,000 Minimum
- Free one-year GluCase subscription: $15,000 Minimum

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Akibah Health Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $56. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks

Updates

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Akibah Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Akibah Health be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Akibah Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Akibah Health be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Akibah Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Akibah Health be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

END OF UPDATES

Comments (26 total)

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Privacy - Terms

Post

Meridith Taylor 18 days ago
How many of the 2018 pre-order sales were fulfilled? How many have you retained as monthly revenue customers?

> **Fathi Abdelsalam** - **Akibah Health** 18 days ago
> Several hundred. The pre-orders sales simply served as a one-time beta launch for early traction and testing. We plan to launch commercially via our current round.

Scott Bartz SE OWNER 2 INVESTMENTS 22 days ago
Will this transmit to an insulin pump directly?

> **Fathi Abdelsalam** - **Akibah Health** 21 days ago
> No, not yet, but it can be paired with a CGM for better calibration.

Michael Perkovich 11 INVESTMENTS a month ago
How much weight does the Glucase add to the overall weight including the otterbox?

> **Fathi Abdelsalam** - **Akibah Health** a month ago
> It's comparable to the weight of a Mophie battery charger case.

Michael Perkovich 11 INVESTMENTS a month ago
How will you compete with a product like Freestyle Libre, where there is no need to draw blood still, and you can read your blood glucose by just scanning the patch.

> **Fathi Abdelsalam** - **Akibah Health** a month ago
> Hi Michael, thanks for the question.
>
> A few areas of differentiation include:
>
> 1. Their product is much more expensive at $130/month for two sensors (a month's supply) and an additional cost of $85 for the sensor reader — compared to our initial price of $29/month which includes everything. Even with insurance coverage, based on their website, the Freestyle Libre costs "$65 for a FreeStyle Libre 14 day reader," and as much as "$75 per month for eligible FreeStyle Libre 14 day sensor prescriptions";
> 2. GluCase is seamlessly connected to your smartphone; however, their reader/scanner system still requires the user to carry a separate bulky reader device;
> 3. We focus much more on real-time coaching by certified diabetes educators;
> 4. It must be noted that their technology is still invasive as the CGM sensor pierces the skin;

5. Lastly, their website even admits that fingersticks are still required in many instances: "Fingersticks are required for treatment decisions when you see Check Blood Glucose symbol, when symptoms do not match system readings, when you suspect readings may be inaccurate, or when you experience symptoms that may be due to high or low blood glucose." - https://www.freestylelibre.us/cgm-difference/benefits-of-cgm.html

---

James Adams `SE OWNER` `6 INVESTMENTS` a month ago

Fathi, Congratulations on this latest step on your company's path to full production. I took the leap in the Crowdfunder SAFE round in 2017, but have since changed my email address and am no longer getting updates. I'm curious to learn what this round means to those of us who've been engaged since 2017.

> **Fathi Abdelsalam** - Akibah Health a month ago
>
> Jim, as we discussed in our email exchange earlier today, once the financing event is finalized we will have our attorneys update all investors and SAFE-holders with the necessary information regarding the conversion into Safe Preferred Stock.

Michael Perkovich `11 INVESTMENTS` a month ago

Your offering states your goal is 3 million this round, including this crowdfunding raise. Where are you currently at with regards to the 3 million goal with outside investors?

> **Fathi Abdelsalam** - Akibah Health a month ago
>
> We currently have several soft-circled commitments from VCs and are focused on pitching to VC/angel groups primarily in California. We project to have the round fully subscribed by Q2.

(SHOW MORE COMMENTS)


   

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

DISCREET

GluCase™ allows you to discreetly carry all of your testing equipment and supplies

PORTABLE

The size and weight of GluCase™ are similar to that of a typical smartphone case

CONVENIENT

An all-in-one solution, combining: test strips, an embedded glucose meter, and dispensable lancets

ROBUST

Provides day-to-day, physical protection of your smartphone

ERGONOMIC

Allows for smooth glucose measurement actions, as well as a safety-position, locking mechanism

UNOBTRUSIVE

Allows full access to all of the smartphone's ports and features

GluCase™ contains everything found in a traditional glucose meter kit.

Swipe to dispense test strip from case.

Place finger under phone, unlock, and engage lancing mechanism.

Lance for a painless sample.

Place the sample on the test strip.

The reading will instantly appear on your app via Bluetooth.

Readings paired with contextual data like diet, activity, & medications.

Your care team receives contextualized readings in real time.

And will be alerted when readings are either too high or too low.

Enabling them to send targeted advice to your phone.

www.glucase.com

live life untethered

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:51 AM 08/02/2013
FILED 08:45 AM 08/02/2013
SRV 130947052 - 5377440 FILE

CERTIFICATE OF INCORPORATION

OF

AKIBAH HEALTH CORPORATION

FIRST: The name of the Corporation is: AkibaH Health Corporation

SECOND: The address of the Corporation's registered office in the State of Delaware is c/o Vcorp Services, LLC, 1811 Silverside Road, in the City of Wilmington, County of New Castle, Delaware 19810. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, $0.0001 par value per share.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

FIFTH: The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Haroon Ismail	15771 Simoni Drive San Jose, CA 95127

SIXTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the By-Laws of the Corporation.

SEVENTH: Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision

ActiveUS 112614962v.2

of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

EIGHTH: The Corporation shall provide indemnification as follows:

1. <u>Actions, Suits and Proceedings Other than by or in the Right of the Corporation</u>. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of <u>nolo contendere</u> or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2. <u>Actions or Suits by or in the Right of the Corporation</u>. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under the Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such

- 2 -

expenses (including attorneys' fees) which the Court of Chancery of Delaware shall deem proper.

3. Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article EIGHTH, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith.

4. Notification and Defense of Claim. As a condition precedent to an Indemnitee's right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article EIGHTH for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

5. Advance of Expenses. Subject to the provisions of Section 6 of this Article EIGHTH, in the event of any action, suit, proceeding or investigation of which the Corporation receives notice under this Article, any expenses (including attorneys' fees) incurred by or on behalf of an Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter;

ActiveUS 112614962v.2

provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article; and further provided that no such advancement of expenses shall be made under this Article EIGHTH if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

6.   Procedure for Indemnification. In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article EIGHTH, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (i) the Corporation has assumed the defense pursuant to Section 4 of this Article EIGHTH (and none of the circumstances described in Section 4 of this Article EIGHTH that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article EIGHTH, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7.   Remedies. The right to indemnification or advancement of expenses as granted by this Article shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article EIGHTH that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. Indemnitee's expenses (including attorneys' fees) reasonably incurred in connection with successfully establishing Indemnitee's right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

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8. Limitations. Notwithstanding anything to the contrary in this Article, except as set forth in Section 7 of this Article EIGHTH, the Corporation shall not indemnify an Indemnitee pursuant to this Article EIGHTH in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Article, the Corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, Indemnitee shall promptly refund such indemnification payments to the Corporation to the extent of such insurance reimbursement.

9. Subsequent Amendment. No amendment, termination or repeal of this Article or of the relevant provisions of the General Corporation Law of Delaware or any other applicable laws shall affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

10. Other Rights. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Article. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

11. Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation for some or a portion of the expenses (including attorneys' fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys' fees), judgments, fines or amounts paid in settlement to which Indemnitee is entitled.

12. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him in any such capacity, or arising out of

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his status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of Delaware.

13.   Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by an amount that such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

14.   Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

15.   Definitions. Terms used herein and defined in Section 145(h) and Section 145(i) of the General Corporation Law of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

NINTH: In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California Corporations Code shall not apply in all or in part with respect to such repurchases.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

EXECUTED this 31 day of July, 2013.

Haroon Ismail, Incorporator

SIGNATURE PAGE TO CERTIFICATE OF INCORPORATION

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AKIBAH HEALTH CORPORATION", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF APRIL, A.D. 2014, AT 4:02 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5377440 8100

140468205

AUTHENTICATION: 1293184

DATE: 04-15-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:05 PM 04/14/2014
FILED 04:02 PM 04/14/2014
SRV 140468205 - 5377440 FILE

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
AKIBAH HEALTH CORPORATION

AkibaH Health Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1.   The Board of Directors of the Corporation has duly adopted resolutions pursuant to Sections 141(f) and 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), and declaring said amendment to be advisable. The amendment amends the Certificate of Incorporation as follows:

That Article FOURTH of the Certificate of Incorporation be and hereby is amended as by striking out the first sentence thereof and by substituting in lieu of such paragraph the following:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,638,298 shares of Common Stock, $0.0001 par value per share ("Common Stock")."

2.   The requisite stockholders of the Corporation have duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

*   *   *

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 26th day of March, 2014.

By: /s/ Haroon Ismail
Haroon Ismail
Chief Executive Officer

ActiveUS 124798544v.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:24 PM 12/10/2019
FILED 01:24 PM 12/10/2019
SR 20198541758 - File Number 5377440

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
AKIBAH HEALTH CORPORATION

Akibah Health Corporation (the "Corporation"), a corporation organized and existing under the law and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. The Board of Directors of the Corporation has duly adopted resolutions pursuant to Sections 141(f) and 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), and declaring said amendment to the advisable. The amendment amends the Certificate of Incorporation as follows:

   The Article FOURTH of the Certificate of Incorporation be and herby is amended as by striking out the first sentence thereof and by substituting in lieu of such paragraph the following:

   "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 15,638,298 shares of Common Stock, $0.0001 par value per share ("Common Stock")."

2. The requisite stockholders of the Corporation have duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

* * *

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 10th day of December 2019.

By: _____
Fathi Abdelsalam
Chief Executive Officer